Exhibit 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
19 July 2005

Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax: 31-20-404 2544
James Hardie’s 2005 Annual Information Meeting
I write to provide you with information about the 2005 Annual Information Meeting (AIM).
Change in time for Annual Information Meeting in Australia
The enclosed Notice of Meetings contains details of when and where we are holding this year’s AIM and AGM. We have changed the time of the Australian meeting from that announced in the annual report. The AIM in Australia will now be held at 2.00pm on Friday, 19 August at the Wesley Conference Centre, 220 Pitt Street, Sydney, NSW. The AGM in Amsterdam will still be held at 9.00am on Monday, 22 August 2005, in Ballrooms B & C, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands.
Extraordinary General Meeting to follow
The August meetings will not consider the voluntary funding proposal that we are working with the New South Wales Government to develop, although I will provide an update on this important issue and will be happy to answer your questions on this subject. As I noted in the annual report, we are still working on the proposed Principal Agreement intended to be signed by James Hardie and the New South Wales Government, and the associated issue of tax deductibility. Your Board remains committed to a resolution, despite the many complexities involved. The proposed voluntary asbestos compensation arrangements, to be contained within the Principal Agreement, will need to be approved by you, our shareholders, and we expect the proposal to be the subject of an Explanatory Memorandum, an Independent Expert’s Report and a shareholder vote at an Extraordinary General Meeting, the details of which will be communicated to you separately.
Make your vote count
To ensure your vote on the matters covered in the enclosed Notice of Meeting is counted at the AGM, whether or not you attend the AIM, please complete the enclosed Direction Form and return it to our share registry, Computershare, using the envelope included, or by fax to +61 2 8235 8220, or by using the internet on our Investor Relations website, or on Computershare’s site. We have also extended the time by which completed Direction forms can be lodged. These forms must now be received by 11.00am on Saturday, 20 August 2005.
We welcome your questions
We have again included a Question Form with this year’s Notice of Meeting. I encourage you to use the form to submit questions, especially if you cannot attend the meeting. If you are unable to attend, you will be able to follow the meeting live on the internet.
I look forward to meeting you at the AIM.
Yours sincerely
Meredith Hellicar
Chairman

The Annual Information Meeting of James Hardie Industries N.V. (the Company) has been called to enable CUFS holders to attend a meeting together in Australia to review items of business and other matters that will be considered and voted on at the subsequent Annual General Meeting in The Netherlands. CUFS (Chess Units of Foreign Securities) are a form of security used to allow trading on the Australian Stock Exchange in shares of companies that are incorporated outside Australia.
Questions
CUFS holders will be able to ask questions as they would at an Annual General Meeting. We invite holders to use the accompanying form to submit questions in advance of the meeting. We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. CUFS holders will also be able to ask questions from the floor during the Information Meeting.
Webcast
For the benefit of holders unable to attend, the Annual Information Meeting will be broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast will then remain on the Company’s website so it can be replayed later if required.
Although no voting will take place at the Annual Information Meeting in Sydney, CUFS holders will be able to lodge direction (or proxy) forms specifying how their vote is to be recorded at the Annual General Meeting.
The Annual General Meeting will be held at Ball Rooms B & C, Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands at 9am Central Europe Time (CET) on Monday, 22 August 2005.
The 2005 Annual Information Meeting of CUFS holders of James Hardie Industries N.V. will be held at
The Wesley Conference Centre
220 Pitt Street
Sydney NSW Australia
at 2.00pm Australian Eastern Standard Time (AEST) on Friday, 19 August 2005
Notice of Meetings
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with corporate seat in Amsterdam.
The liability of members is limited.

Business of Annual General Meeting
1.	Reports and accounts for the financial year ended 31 March 2004
(a)	To receive and consider the Annual Report prepared by the Managing Board for the financial year ended 31 March 2004.

(b)	To receive and consider the Annual Accounts for the financial year ended 31 March 2004 and, if thought fit, pass the following resolution as an ordinary resolution:
That the Annual Accounts of the Company for the financial year ended 31 March 2004 be received and adopted and that the Annual Accounts and the Annual Report for the financial year ended 31 March 2004 be published in the English language.

An explanation of why the Annual Accounts for the financial year ended 31 March 2004 are now put to Shareholders, where copies are available for inspection and other information relevant to the above items of business is set out in the attached Explanatory Notes.

2.	Reports and accounts for the financial year ended 31 March 2005
(a)	To receive and consider the Annual Report prepared by the Managing Board for the financial year ended 31 March 2005.

(b)	To receive and consider the Annual Accounts for the financial year ended 31 March 2005 and, if thought fit, pass the following resolution as an ordinary resolution:
That the Annual Accounts of the Company for the financial year ended 31 March 2005 be received and adopted and that the Annual Accounts and the Annual Report for the financial year ended 31 March 2005 be published in the English language.

An explanation of the details of where copies of the Annual Accounts for the financial year ended 31 March 2005 are available for inspection and other information relevant to the above items of business is set out in the attached Explanatory Notes.

3.	Election of members of the Supervisory and Joint Boards

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That Mr MR Brown, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for election by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.

(b)	That Mr GJ Clark, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for election by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.

(c)	That Mr JRH Loudon, being a member of the Supervisory and Joint Boards of the Company, who would otherwise retire immediately following this Annual General Meeting, and having been nominated for election by the Joint Board in accordance with Article 22.4 of the Company’s Articles of Association, be re-appointed as a member of the Supervisory and Joint Boards.
Brief resumes of Messrs MR Brown, GJ Clark and JRH Loudon and other information about their future intentions as Directors are set out in the attached Explanatory Notes.

2 James Hardie

4.	Election of members of the Managing Board

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That Mr L Gries, having been nominated by the Joint Board in accordance with Article 14.3 of the Company’s Articles of Association, be appointed as a member of the Managing Board of the Company.

(b)	That Mr RL Chenu, having been nominated by the Joint Board in accordance with Article 14.3 of the Company’s Articles of Association, be appointed as a member of the Managing Board of the Company.

(c)	That Mr BP Butterfield, having been nominated by the Joint Board in accordance with Article 14.3 of the Company’s Articles of Association, be appointed as a member of the Managing Board of the Company.
Brief resumes of Messrs L Gries, RL Chenu and BP Butterfield are set out in the attached Explanatory Notes.

5.	Supervisory Board Share Plan Participation

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That approval is given for all purposes for:
(i)	the Company’s Supervisory Board Share Plan (SBSP) on the basis set out in the Explanatory Notes; and

(ii) the issue of ordinary fully paid shares in the Company (Shares) to members of the Company’s Supervisory Board under the SBSP in accordance with the SBSP initialled by the chairman for the purposes of identification and described in the Explanatory Notes to the Notice convening this meeting;
(b)	That approval is given for all purposes for the participation in the SBSP by Ms M Hellicar in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(c)	That approval is given for all purposes for the participation in the SBSP by Mr J Barr in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(d)	That approval is given for all purposes for the participation in the SBSP by Mr M R Brown in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(e)	That approval is given for all purposes for the participation in the SBSP by Mr P S Cameron in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(f)	That approval is given for all purposes for the participation in the SBSP by Mr G J Clark in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(g)	That approval is given for all purposes for the participation in the SBSP by Mr M J Gillfillan in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(h)	That approval is given for all purposes for the participation in the SBSP by Mr J H R Loudon in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.

(i)	That approval is given for all purposes for the participation in the SBSP by Mr D G McGauchie in accordance with the terms of the SBSP and on the basis set out in the attached Explanatory Notes.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

6.	Managing Board Remuneration Policy

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the Managing Board Remuneration Policy be adopted and that the Chairman of the Supervisory Board from time to time be designated to represent the Company regarding indemnification-agreements with members of the Managing Board.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

3 James Hardie

7.	James Hardie Industries NV 2005 Managing Board Transitional Stock Option Plan

To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:
(a)	That approval is given for all purposes for:
(i)	the establishment of a plan, to be called the James Hardie Industries NV 2005 Managing Board Transitional Stock Option Plan (“MBTSOP”) for the issue of options over ordinary fully paid shares in the Company (“Options”) to members of the Company’s Managing Board; and

(ii)	the issue of Options and, in consequence of the exercise of those Options, of ordinary shares of the Company, to members of the Company’s Managing Board, in accordance with the MBTSOP initialled by the Chairman for the purposes of identification and described in the attached Explanatory Notes.
(b)	That the following be approved for all purposes:
(i) participation in the MBTSOP as to a maximum of 1,000,000 Options by Mr L Gries; and

(ii) acquisition accordingly by Mr L Gries of Options up to the stated maximum and, in consequence of the exercise of those Options, of ordinary shares of the Company,

all in accordance with the terms of the MBTSOP and on the basis set out in the attached Explanatory Notes.
(c)	That the following be approved for all purposes:
(i)	participation in the MBTSOP as to a maximum of 150,000 Options by Mr RL Chenu; and

(ii) acquisition accordingly by Mr RL Chenu of Options up to the stated maximum and, in consequence of the exercise of those Options, of ordinary shares of the Company, all in accordance with the terms of the MBTSOP and on the basis set out in the attached Explanatory Notes.
(d)	That the following be approved for all purposes:
(i) participation in the MBTSOP as to a maximum of 230,000 Options by Mr BP Butterfield; and

(ii) acquisition accordingly by Mr BP Butterfield of Options up to the stated maximum and, in consequence of the exercise of those Options, of ordinary shares of the Company,

all in accordance with the terms of the MBTSOP and on the basis set out in the attached Explanatory Notes.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

8.(a)	Renewal of authority for the Company to issue shares and grant options

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the power of the Supervisory Board to resolve upon the issue of shares and to grant options, for a maximum of shares as included in the authorised capital, and to determine the price and the terms and conditions of such share issue, is renewed for the period of five years commencing upon the passing of this resolution.

An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

8.(b)	Renewal of authority for the Company to limit or exclude pre-emptive rights

To consider and, if thought fit, pass the following resolution as an ordinary resolution if at least fifty (50) percent of the issued share capital is represented at the meeting or with a majority of at least two/thirds (2/3) of the votes cast if less than fifty (50) percent is represented:
That the Supervisory Board has the power to limit or exclude pre-emptive rights for the period of five years commencing upon the passing of this resolution.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.

4 James Hardie

9.	Renewal of authority for the Company to acquire its own shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the Managing Board be irrevocably authorised to cause the Company to acquire shares in the capital of the Company for valuable consideration within the price range as set out in the Explanatory Notes for an eighteen (18) month period, whether as an on or off financial market purchase and up to the maximum number of shares as permitted by Dutch law.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
10.	Ordinary Resolution to Renew Article 49 takeover provisions

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That the provisions contained in Article 49 of the Company’s Article of Association are renewed for the period of five years commencing upon the passing of this resolution.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
11.(a)	Amendments to the Articles of Association

To consider and, if thought fit, pass the following resolution as a special resolution to be adopted with a majority of at least three quarters (3/4) of the votes cast:
That the Articles of Association be amended to have the effect as set out in the Explanatory Notes accompanying this Notice of Meeting.
An explanation of the proposed changes to the Articles of Association and the details of where copies of the proposed revised Articles (both the official Dutch version and unofficial English translation) are available are set out in the attached Explanatory Notes.

11.(b)	Procedural authorisations

To consider and, if thought fit, pass the following resolution as an ordinary resolution:
That, in connection with any amendment to the Articles of Association approved at this meeting, the members of the Joint or Managing Boards of the Company or any lawyers of the Company’s Dutch solicitors, De Brauw Blackstone Westbroek N.V be authorised to apply for the required ministerial declaration of no-objection of the Dutch Ministry of Justice as to the amendments to the Articles of Association, to amend the draft notarial deed of amendments to the Articles of Association as may appear necessary to obtain such declaration of no-objection and to execute the notarial deed of amendments to the Articles of Association as required under Dutch law.
An explanation of the background and reasons for the proposed resolution is set out in the attached Explanatory Notes.
Notes on voting and a Proxy Form are enclosed.
By order of the Joint Board
Benjamin P Butterfield
Company Secretary
15 July 2005

5 James Hardie

Voting Exclusion Statement
In accordance with the ASX Listing Rules, votes on resolutions 5 and 7 of this Notice of Meetings will be disregarded if they are cast by any member of the Supervisory or Managing Boards or their associates.
People who fall into the categories listed above, will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Notes on voting
CUFS holders
CUFS holders who wish to vote on the resolutions to be considered at the Annual General Meeting have the following three options available to them:

Option A	CUFS holders who wish to vote on the resolutions to be considered at the Annual General Meeting in Amsterdam, but who do not wish to attend that meeting, may instead attend the Annual Information Meeting in Sydney, Australia.

Before, at or following the conclusion of the Annual Information Meeting, CUFS holders may lodge a Direction Form directing CHESS Depositary Nominees Pty Limited (CDN) to vote the shares in the Company held by it on their behalf. CDN is the legal holder of the shares in the Company for the purposes of the ASTC Settlement Rules and is the issuer of CUFS.

To be eligible to direct CDN to vote the shares underlying their CUFS holding at the Annual General Meeting, CUFS holders must be registered at the close of the business day on Friday, 19 August 2005 (AEST).
CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Direction Form accompanying this Notice of Meetings and lodge it:
(i)	in person at the Annual Information Meeting; or

(ii)	by post at GPO Box 242, Melbourne, Victoria 8060, Australia; or

(iii)	by delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW, Australia; or

(iv)	by email to jameshardie@computershare.com.au; or

(v)	by facsimile to (02) 8235 8220 from inside Australia or +612 8235 8220 from outside Australia.
2.	Complete a Direction Form using the internet
Go to www.computershare.com.au select Investor Centre, then select Proxy Voting, then select James Hardie, then click on Vote Here.

To complete the Direction Form using the internet, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) from your current James Hardie Industries N.V. Holding Statement or your last dividend statement and your postcode as recorded in the Company’s register.

You will be taken to have signed the Direction Form if you lodge it in accordance with the instructions.

Direction Forms completed must be received by Computershare Investor Services Pty Limited no later than 11.00am on Saturday, 20 August 2005 (AEST).

6 James Hardie

Option B	CUFS holders who want to attend and vote at the Annual General Meeting in Amsterdam may request CHESS Depositary Nominees Pty Limited (CDN) to appoint them as proxy to vote the shares underlying their holding of CUFS on behalf of CDN. CDN is the holder of the shares in the Company for the purposes of the ASTC Settlement Rules and the issuer of CUFS.

If you are a CUFS holder and select Option B, do not complete the Direction Form. Instead, you will need to send a written request asking for a Proxy Request Form to be sent to you. Complete the Proxy Request Form and return it to Computershare Investor Services Pty Limited using the address, email or fax details given below.

Written requests for a Proxy Request Form, and completed Proxy Request Forms, must be sent to Computershare Investor Services Pty Limited:
(i)	by post at GPO Box 242, Melbourne, Victoria 8060, Australia; or

(ii)	by delivery to Level 2, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	by email to jameshardie@computershare.com.au; or

(iv)	by facsimile to (02) 8235 8220 from inside Australia or +612 8235 8220 from outside Australia.
To be counted at the Annual General Meeting in Amsterdam, completed Proxy Request Forms must be received by Computershare Investor Services Pty Limited no later than the close of business on Monday, 8 August 2005 (AEST).

Option C	CUFS holders who want to attend and vote at the Annual General Meeting may also do so by converting their CUFS to ordinary shares. Converted shares cannot be traded on the ASX but the owner of the shares will be eligible to vote those shares at the Annual General Meeting either in person or by proxy. Shareholders who have converted their CUFS to shares will also receive distributions in US dollars. Shares can be converted back into CUFS after the meeting.

Conversions to Company shares must be recorded in a written instrument signed by the transferor and the transferee. The transfer will have effect, if the Company is a party to the deed, when the deed of transfer is executed, when the deed of transfer is served upon the Company or when the Company otherwise acknowledges the transaction.

The conversion of CUFS into shares must be effected before the close of business on Monday, 8 August 2005 (AEST). The Company will not acknowledge any requests for transfer of shares received between 9 August 2005 (AEST) and the close of the Annual General Meeting.

To convert your CUFS holding to a shareholding any time before the close of business on Monday, 8 August 2005 (AEST):
(i)	in the case of issuer-sponsored CUFS: obtain a transfer form, execute it and return it to Computershare Investor Services Pty Limited:
a.	by post to GPO Box 242, Melbourne, Victoria 8060, Australia or Level 2, 60 Carrington Street, Sydney NSW, Australia; or

b.	by facsimile to (02) 8235 8220 from inside Australia or +612 8235 8220 from outside Australia; or
(ii)	in the case of CUFS sponsored on the CHESS sub-register: direct your CHESS participant to convert your holding.
CUFS holders who select Option C should follow the voting instructions set out below under the heading Shareholders.
To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or 61 1 300 300 279 from outside Australia to have one sent to you.

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Shareholders
Shareholders registered at the close of the business day on Friday, 19 August 2005 (AEST) are eligible to vote at the Annual General Meeting.
A Shareholder who is entitled to attend and cast a vote at the Annual General Meeting, and who is unable to attend the meeting, is entitled to appoint one or more proxies. Where more than one proxy is appointed, the Shareholder must specify on separate forms the proportion or number of votes each proxy may exercise. Proxies need not be Shareholders of the Company.
To appoint a proxy, please complete the Proxy Form provided to Shareholders and return it:
(i)	by post to Computershare Investor Services Pty Limited GPO Box 242, Melbourne, Victoria 8060, Australia or Level 2, 60 Carrington Street, Sydney NSW, Australia; or

(ii)	by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.
Proxy Forms must be received no later than 12 noon on Saturday, 20 August 2005 (AEST).

8 James Hardie

Explanatory Notes
Resolution 1. – Reports and accounts for the financial year ended 31 March 2004
Resolution 1 asks Shareholders to receive and adopt the Annual Accounts of the Company for the year ended 31 March 2004.
Due to matters raised in the Special Commission of Inquiry into the Medical Research and Compensation Foundation, and in order to assist in completion of the company’s reporting obligations in the United States, the Audit Committee of the Board decided to commission an internal investigation, conducted by independent legal advisers, consistent with US Securities regulations, to investigate allegations of illegal acts and any potential impacts on the company’s financial statements. As a result, the Board did not consider it appropriate to seek shareholder adoption of the Annual Accounts until these matters were resolved, and announced on 10 September 2004 that the resolution to approve the Annual Accounts at the 2004 Annual General Meeting would be deferred.
The internal investigation was completed and found there was no adverse impact on the company’s 31 March 2004 Financial Statements. The Annual Accounts for the financial year ended 31 March 2004 are now resubmitted for adoption by Shareholders.
The Annual Accounts for the financial year ended 31 March 2004 which are the subject of Resolution 1 are those of the Company as a stand-alone entity, as distinct from the consolidated financial statements of the James Hardie group as set out in the 2004 Annual Report distributed to Shareholders in July 2004.
To comply with Dutch law requirements, Shareholders are also being asked to confirm their approval for the Company’s Annual Accounts and Annual Report for the financial year ended 31 March 2004 to be published in the English language (and not the Dutch language).
Copies of the Annual Accounts of the Company for the year ended 31 March 2004 are freely available to Shareholders, CUFS holders and other people entitled to attend the Annual Information Meeting and the Annual General Meeting either:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s registered offices at Level 3, 22 Pitt Street, Sydney NSW, Australia and at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com
Recommendation
The Joint Board believes it is in the interests of Shareholders that the Annual Accounts of the Company for the financial year ended 31 March 2004 be adopted and that the Annual Accounts and the Annual Report be published in the English language, and recommends that you vote in favour of the resolution.

9 James Hardie

Resolution 2. – Reports and accounts for the financial year ended 31 March 2005
Resolution 2 asks Shareholders to receive and adopt the Annual Accounts of the Company for the financial year ended 31 March 2005.
The Articles of Association of the Company provide that the Annual Accounts of the Company must be submitted to the General Meeting within six months after the end of the financial year to which the Annual Accounts relate.
The Annual Accounts for the financial year ended 31 March 2005 and which are the subject of Resolution 2 are those of the Company as a stand-alone entity, as distinct from the consolidated financial statements of the James Hardie group as set out in the 2005 Annual Report distributed to Shareholders.
To comply with Dutch law requirements, Shareholders are also being asked to confirm their approval for the Company’s Annual Accounts and Annual Report for the financial year ended 31 March 2005 to be published in the English language (and not the Dutch language).
A brief overview of the financial and operating performance of the James Hardie group during the past financial year ended 31 March 2005 will be provided during the Annual Information Meeting and the Annual General Meeting.
Copies of the Annual Accounts of the Company for the year ended 31 March 2005 are freely available to Shareholders, CUFS holders and other people entitled to attend the Annual Information Meeting and the Annual General Meeting either:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s registered offices at Level 3, 22 Pitt Street, Sydney NSW, Australia and at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com
Recommendation
The Joint Board believes it is in the interests of Shareholders that the Annual Accounts of the Company for the financial year ended 31 March 2005 be adopted and that the Annual Accounts and the Annual Report be published in the English language, and recommends that you vote in favour of the resolution.
Resolution 3. – Election of members of the Supervisory and Joint Boards
Resolution 3 asks Shareholders to consider the election of members of the Supervisory and Joint Boards. Each of Messrs. Brown, Clark and Loudon will cease to be members of the Supervisory and Joint Boards unless re-elected at the Annual General Meeting and, each being eligible, offers himself for re-election.
If re-elected, each person will be appointed for a term of three years ending at the Annual General Meeting in 2008. This is because the Articles of Association provide that the members of the Supervisory and Joint Boards are appointed for a period of three years. After each term they can be re-appointed.
At the 2004 Australian Information Meeting and Annual General Meeting, the Chairman indicated that she planned to address the issue of Board renewal, consistent with good corporate governance. The search is underway for new directors with business experience in both the United States and Europe and the personal qualities and values important for this demanding Board. In this context, whilst Greg Clark, Michael Brown and James Loudon are standing for re-election, both Michael Brown and James Loudon have indicated that, if re-elected, they plan to retire from the Board at an appropriate time during their forthcoming terms, following the appointment of new directors. This process allows for the introduction of new Board members on a time scale that preserves stability and continuity and facilitates an orderly transfer of responsibility.
Brief resumes of the candidates follow:

10 James Hardie

Michael Brown BEc, MBA, FCPA (59 yrs)
Mr Brown was appointed to the Joint and Supervisory Boards of James Hardie Industries NV as an independent non-executive Director in October 2001. He is Chairman of the Audit Committee. He joined the Board of our predecessor company, James Hardie Industries Limited, as an independent non-executive Director in September 1992.
Mr Brown has broad executive experience spanning finance, accounting and general management in Australia, Asia and the United States.
He is a former Executive Director of Brambles Industries Ltd and several other Australian public companies.
Mr Brown is chairman of Repco Corporation Ltd and of Energy Developments Ltd, and a non-executive director of Wattyl Ltd and Innamincka Petroleum Ltd.
Mr Brown is a resident of Australia.
As at 27 June 2005, Mr Brown has a relevant interest in 13,969 CUFS.
Gregory Clark PhD (62 yrs)
Mr Clark was appointed to the Joint and Supervisory Boards of James Hardie Industries NV as an independent non-executive Director in July 2002 after serving as a consultant to the Board. He is a member of the Nominating and Governance Committee and was recently appointed to the Audit Committee.
Mr Clark has a distinguished background in science and business, specialising in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist.
He is the former President and COO of US-based Loral Space and Communications LLC, former President of News Corporation’s News Technology Group and was a member of News Corporation’s Executive Committee.
Mr Clark is currently principal of Clark Capital Partners, a technology advisor to a number of financial institutions, and a director of Australia and New Zealand Banking Group Limited.
Mr Clark is a resident of the USA.
As at 27 June 2005, Mr Clark has a relevant interest in 13,358 CUFS.
James Loudon BA (Cantab), MBA (62 yrs)
Mr Loudon was appointed to the Joint and Supervisory Boards of James Hardie Industries NV as an independent non-executive Director in July 2002 after serving as a consultant to the Board. He is a member of the Audit Committee and Remuneration Committee.
Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries.
He was Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 to 2001. Prior to this, he was the first Vice-President of Finance for Blue Circle’s companies in the United States.
Mr Loudon is currently Deputy Chairman of Caledonia Investments Plc and Governor of the University of Greenwich and of several charitable organizations.
Mr Loudon is a resident of the UK.
As at 27 June 2005, Mr Loudon has a relevant interest in 5,597 CUFS.
Recommendation
The Joint Board believes it is in the interests of Shareholders that each of Michael Brown, Gregory Clark and James Loudon be re-elected as members of the Supervisory and Joint Boards, and recommends that you vote in favour of each corresponding resolution.

11 James Hardie

Resolution 4. – Election of members of the Managing Board
Resolution 4 asks Shareholders to consider the election of members of the Managing Board.
The Managing Board currently comprises Messrs L Gries and BP Butterfield. Messrs Gries and Vlot were appointed to the Managing Board as interim members on 21 October 2004 and Mr W Vlot subsequently resigned on 30 June 2005. Mr BP Butterfield was appointed to the Managing Board as an interim member on 1 July 2005.
The three candidates for the Managing Board are Messrs L Gries, RL Chenu and BP Butterfield.
Mr L Gries was appointed as the Chief Executive Officer on 14 February 2005. As Chief Executive Officer, Mr L Gries is not subject to the three year term limitation. However, Mr L Gries’ appointment to the Managing Board automatically terminates if he resigns from James Hardie or ceases to be the Chief Executive Officer. Mr R L Chenu is not currently on the Managing Board. If elected, he will be appointed for a term of three years ending at the Annual General Meeting in 2008. Mr BP Butterfield is currently an interim member of the Managing Board. If elected, Mr BP Butterfield will also be appointed for a term of three years ending at the Annual General Meeting in 2008.
Brief resumes of the candidates follow:
Louis Gries BSc, MBA (51 yrs)
Louis Gries was appointed Chief Executive Officer in February 2005. He joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993. Louis became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our pipes and fibre cement businesses in the Americas, Asia Pacific and Europe. In October 2004, Louis was appointed Interim CEO.
Before he joined James Hardie, Louis worked for 13 years for USG Corp in a variety of roles in Research, Plant Quality and Production, Product and Plant Management.
He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach, USA.
Louis was appointed as an interim Managing Board member and a member of the Joint Board by the Joint Board in October 2004.
As at 27 June 2005, Mr Gries has a relevant interest in 127,675 CUFS and 1,189,544 options over unissued shares.
Russell Chenu BCom, MBA (55 yrs)
Russell Chenu was appointed Chief Financial Officer in February 2005. He joined James Hardie as Interim CFO in October 2004. Russell is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies.
In a number of these roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.
As at 27 June 2005, Mr Chenu has a relevant interest in 10,000 CUFS and 93,000 options over unissued shares.
Benjamin Butterfield JD (Juris Doctorate Bachelor of Law) (45 yrs)
Benjamin Butterfield joined James Hardie as General Counsel in January 2005.
Prior to joining James Hardie he has been General Counsel of both Lennar Corporation and Hughes Supply, Inc and has been a partner at Maguire, Voorhis & Wells, P.A. (now part of Holland & Knight LLP).
As at 27 June 2005, Mr Butterfield has a relevant interest in 180,000 options over unissued shares.
Recommendation
The Joint Board believes it is in the interests of Shareholders that each of Louis Gries, Russell Chenu and Benjamin Butterfield be elected as members of the Managing Board, and recommends that you vote in favour of each corresponding resolution.

12 James Hardie

Resolution 5. – Supervisory Board Share Plan Participation
Resolution 5 asks Shareholders to extend the approval of the Company’s current Supervisory Board Share Plan (SBSP) and the issue of ordinary shares in the Company to the members of the Supervisory Board under the SBSP.
At the 2002 Annual General Meeting, Shareholders approved the SBSP for members of the Supervisory Board in accordance with ASX Listing Rules 7.1 and 10.14.
ASX Listing Rule 7.1 limits the number of securities that the Company may issue or agree to issue in any period of 12 months without Shareholder approval. Under Listing Rule 7.2 (Exception 9) the restriction on share issues under Listing Rule 7.1 does not apply to an issue of shares under an employee incentive scheme within the 3 years preceding the issue, where Shareholders have approved the issue of shares under the scheme as an exception to Listing Rule 7.1. This exception applies for three years from the date of the Shareholder approval. The last approval for issues under the SBSP was given at the 2002 Annual General Meeting. Consequently, new Shareholder approval is sought under Listing Rule 7.2 to apply to the SBSP for the next three years.
Further, under ASX Listing Rule 10.14, the Company may only permit a Director of the Company to acquire shares or rights to shares under an employee incentive scheme where that director’s participation has been approved by an ordinary resolution of Shareholders. Accordingly, approval of the acquisition of shares by members of the Supervisory Board under the SBSP is sought for the purpose of ASX Listing Rule 10.14. If obtained, this approval will be valid for the next 3 years. Further approval under ASX Listing Rule 10.14 will only be sought within this period for the acquisition of shares under the SBSP by any new members appointed to the Supervisory Board.
Similarly, under Dutch legislation effective 1 October 2004, the remuneration of members of the Supervisory Board (including any remuneration in the form of shares) is to be resolved upon by the General Meeting. Accordingly, approval of the acquisition of shares by members of the Supervisory Board under the SBSP is sought.
Summary of the SBSP
Restricted Securities
Under the SBSP, members of the Supervisory Board, including the Chairman, are required to accept US$10,000 of their annual fees in ordinary shares (Restricted Securities). The Company introduced this requirement to more closely align the interests of the members of the Supervisory Board with the interests of Shareholders. Mandatory share ownership by members of the Supervisory Board also helps to ensure that the Company retains high calibre directors and assists with the continued growth of the Company. A two year holding lock applies to the US$10,000 compulsory component.

13 James Hardie

Additional Securities
In addition to the Restricted Securities, members of the Supervisory Board may elect to receive additional amounts of their annual fees in ordinary shares instead of cash (subject to each of them being satisfied that they do not hold non-public price sensitive information about the Company’s shares at the time any such election is made) (Additional Securities).
CUFS
The Restricted Securities and Additional Securities issued under the SBSP may be held by members of the Supervisory Board in the form of CUFS. No loans will be provided by the Company in relation to the grant of shares under the SBSP.
Maximum number of shares issued under the SBSP
The maximum number of shares that may be issued under the SBSP in any one year to members of the Supervisory Board as a whole is US$650,000, divided by the issue price of the shares at time of their issue.
Issue Price
The issue price for the shares is the market value at the time of issue. “Market Value” is the average of the closing price at which the CUFS were quoted on the ASX during the period of five business days preceding the day of issue of shares to the relevant member.
When shares are issued
Shares are issued annually in advance in accordance with the SBSP rules. The Additional Securities are issued after the release of the first quarter financial results following each Annual General Meeting.
Administration of the SBSP
The SBSP is administered by the Managing Board of the Company and is governed by the laws of the Netherlands. The Managing Board may at any time vary or terminate the SBSP by resolution.
Supervisory Board members
All of the current members of the Supervisory Board will (subject to passing of this resolution) receive shares under the SBSP. The current members of the Supervisory Board are:
•	Ms M Hellicar;

•	Mr J Barr;

•	Mr M R Brown;

•	Mr P S Cameron;

•	Mr G J Clark;

•	Mr M J Gillfillan;

•	Mr J H R Loudon; and

•	Mr D G McGauchie.
The shares will be issued by no later than 3 years after the passing of this resolution.
New participants
Only the members of the Supervisory Board referred to above and any new members of the Supervisory Board are entitled to participate in the SBSP. Any new members of the Supervisory Board will be unable to participate until further Shareholder approval is obtained under the relevant ASX Listing Rules.

14 James Hardie

Previous allotments
Since the SBSP was approved at the 2002 Annual General Meeting, three general allotments have been made to participants:

	SHARES ALLOTTED UNDER SBSP
Name	3 December 2004[1]	22 August 2003[2]	27 August 2002[3]

M Hellicar	2,117	2,225	2,948

J Barr	1,068	—	—

MR Brown	1,068	1,260	1,641

PS Cameron	2,117	5,602	—

GJ Clark	1,068	5,602	6,688

MJ Gillfillan	1,068	1,260	1,641

JHR Loudon	2,117	1,839	1,641

DG McGauchie	1,068	1,743	—

Former Director

AG McGregor	Nil	1,260	1,641

1	The relevant “Market Price” was A$5.94 per share/CUFS. Each participant’s 3 December 2004 mandatory participation of 1,068 JHI NV shares/CUFS is subject to voluntary escrow period ending on 4 December 2006.

2	The relevant “Market Price” was A$7.52 per share/CUFS. Each participant’s 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to voluntary escrow period ending on 22 August 2005.

3	The relevant “Market Price” was A$6.71 per share/CUFS. Each participant’s 27 August 2002 mandatory participation of 1,641 JHI NV shares/CUFS was subject to a voluntary escrow period which ended on 27 August 2004.

15 James Hardie

Notice of issues
Details of shares issued under the SBSP in any financial year will be published in the Company’s Annual Report along with confirmation that the issue was approved by Shareholders in accordance with ASX Listing Rule 10.14.
SBSP rules
Copies of the rules of the SBSP may be inspected:
(a)	at the Annual Information Meeting or Annual General Meeting; or

(b)	at the Company’s registered offices at Level 3, 22 Pitt Street, Sydney NSW, Australia and at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands; or

(c)	on the Company’s website, in the Investor Relations area, at www.jameshardie.com.
Recommendation
The Joint Board believes it is in the interests of Shareholders that the terms and conditions of the SBSP as set out in these Explanatory Notes for Resolution 5 and the issue of ordinary shares in the Company to the members of the Supervisory Board on the terms and conditions of the SBSP be approved. The Joint Board recommends that you vote in favour of each corresponding resolution.
Resolution 6. – Managing Board Remuneration Policy
Under Dutch legislation effective 1 October 2004, the Company is required to have a Managing Board Remuneration Policy adopted by the General Meeting. The Managing Board Remuneration Policy contains a broad structure and the objectives of the policy.
The objective of the Managing Board Remuneration Policy is to provide remuneration in a form that:
•	allows top managers of the highest calibre to be recruited, motivated and retained as members of the Managing Board of a major international company;

•	rewards performance consistent with the Company’s strategy; and

•	aligns remuneration with Shareholders’ interest.
The remuneration structure is divided into (i) total cash (consisting of base salary – not “at risk” – and annual bonus – “at risk”), (ii) long term incentives – “at risk” (consisting of stock options and the long-term component of the bonus plan), (iii) superannuation, defined contribution plan or other pension, and (iv) other benefits and allowances.
In determining the individual remuneration within the Managing Board Remuneration Policy, the Supervisory Board and the Remuneration Committee will take into account factors such as the individual’s competencies, skills and performance in addition to the specific role and responsibilities of the relevant position. The CEO is invited to participate in the Remuneration Committee meetings to provide his insights on each individual’s performance. However, he does not attend when his own remuneration is being discussed.
To ensure the competitiveness of the overall remuneration provided to the Managing Board, the remuneration levels (base salary, target bonus, and equity) are benchmarked annually against a peer group of companies appropriate to the member of the Managing Board’s place of residence.
The Managing Board Remuneration Policy is available in the Investor Relations area of the James Hardie website at www.jameshardie.com. Further details of the actual remuneration of Managing Board members and the broad structure and the objectives of the remuneration policy and its relationship to Company performance are contained in the Remuneration Report in the Directors Report on pages 62 to 73 of the 2005 Annual Report.
Recommendation
The Joint Board believes it is in the interests of Shareholders that the Managing Board Remuneration Policy be approved and recommends that you vote in favour of the resolution.

16 James Hardie

Resolution 7.– James Hardie Industries NV 2005 Managing Board Transitional Stock Option Plan
Resolution 7 asks shareholders to approve the establishment of the James Hardie Industries NV 2005 Managing Board Transitional Stock Option Plan (MBTSOP) and the issue of options over ordinary shares in the Company to the members of the Managing Board under the MBTSOP.
The MBTSOP is a key component of the Company’s compensation arrangements for Managing Board members. The MBTSOP will assist in retaining and motivating the Managing Directors and ensure they are making decisions that represent the best interests of shareholders as they drive the Company’s business forward. The proposed MBTSOP reflects the Company’s aim to transition from the option arrangements that were adopted for the Company’s former CEO, to arrangements which represent the best balance between:
•	the approach to executive long term incentive arrangements (LTIs) in the United States, where the Company conducts most of its business and sources the majority of its senior executives; and

•	the Company’s commitment to good corporate governance practices which, in the context of the Australian market, requires appropriate performance hurdles for executive LTIs.
The Company will review the terms and conditions of the MBTSOP over the next year, with a view to further enhancing the role of the Company’s LTIs in providing rewards based on materially improved Company performance in terms of medium to long term growth of the Company and resulting shareholder value. To reflect the fact of this review, no options will be issued under the proposed MBTSOP after 22 August 2006.
Summary of the legal requirements for approval
Under the ASX Listing Rules, the Company may not issue shares or options over unissued shares in respect of more than 15% of its issued share capital in any 12 month period without shareholder approval (subject to limited exceptions) (ASX Listing Rule 7.1). Where Shareholders have approved the issue of shares or options over shares under an employee share plan within the 3 years preceding the issue, as an exception to ASX Listing Rule 7.1, those shares or options would not be counted towards the 15% limit. Accordingly, Shareholder approval is sought for the issue of shares and options over unissued shares under the MBTSOP. As the MBTSOP is a new employee share plan proposed to be introduced by the Company, no options have been granted under the MBTSOP.
ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to shares under an employee incentive scheme without the approval of shareholders by ordinary resolution. This Listing Rule also applies to any person whose relationship with the Company is, in the ASX’s opinion, such that approval should be obtained. The Company considers that ASX Listing rule 10.14 will apply to the Managing Board members. Accordingly, Shareholder approval is sought for the purpose of this Listing Rule.
Similarly, under Dutch legislation effective 1 October 2004, any proposals which concern the remuneration of members of the Managing Board of the Company in the form of either shares or options must be submitted to Shareholders for approval. Under this law, approval is needed for both the aggregate number of shares and options that can be granted under the MBTSOP as well as the performance criteria that will apply to a grant.
Summary of the MBTSOP
Under the MBTSOP, members of the Managing Board may be issued options to subscribe for or purchase ordinary shares in the Company. Options may be issued under the MBTSOP rules as determined by the Supervisory Board, provided that all options are issued during one of the Company’s open trading windows.
Cap on option issues
Subject to the adjustment of options on a reorganisation of capital (see below), the maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under the MBTSOP may not exceed 1,380,000 (being the aggregate number of options for which approval is sought under Resolution 7). The options are issued for nil consideration.
Number of options granted to each member of the Managing Board
The number of options granted to each member of the Managing Board, if any, will be determined by the Supervisory Board based upon matters including the Managing Board member’s specific position and responsibilities, grants to other senior executives across the James Hardie Group, and such other factors as the Supervisory Board may deem appropriate. See below for the number of options to be granted under the initial MBTSOP grants.

17 James Hardie

Vesting Criteria
Options will vest on the third anniversary of the issue date in accordance with the following criteria (the “Vesting Criteria”):
•	50% of the options issued to a member of the Managing Board will vest if the Company’s total shareholder return (“TSR”) since the issue date is equal to or higher than the median TSR for the Company’s peer group (“Median TSR”) over that period. Under the MBTSOP rules, the Company’s peer group is the companies listed in the S&P/ ASX 200 Index on the issue date (excluding the companies listed in the 200 Financials and 200 Property Trust indices), or, if any of those indices is not published, such other comparable companies as the Supervisory Board may determine in its sole discretion;

•	for each 1% that the Company’s TSR is above the Median TSR, a further 2% of options will vest; and

•	if the Company’s TSR is equal to or above the 75th percentile when ranked with its peer group, (that is, 25% above the Median TSR) 100% of the Options will vest.
For any options that remain unvested after the third anniversary and until the fifth anniversary of the issue date, the Vesting Criteria will be reapplied at the end of each 6 month period following the third anniversary until the fifth anniversary. Any additional options for which the Vesting Criteria are met on these “retesting” dates, will vest. For example, if 50% of an option holder’s options vest on the third anniversary of the issue date, and the Company’s TSR for the period from the issue date up to a retesting date is 10% above the Median TSR for that period, a further 20% of the aggregate number of options granted will vest on that retesting date.
Subject to the further expiry provisions below, all unvested options will expire and become unexercisable on the fifth anniversary of the issue date, and all vested options will expire and become unexercisable on the tenth anniversary of the issue date.
The use of the TSR peer group ranking as a criterion demonstrates a clear link between the reward provided to members of the Managing Board and the investment growth enjoyed by the Company’s Shareholders in comparison with that of investors in the Company’s peer group.
In the United States, options issued to key executives typically have a 10 year life and no performance hurdles. To balance the need for the Company to compete in the attraction and retention of Managing Board members in the United States, with its commitment to following the Australian practice of including performance hurdles in the MBTSOP, the Company considers that it is important to provide 10 year options and six-monthly retesting of the performance hurdles for options which do not vest after 3 years until the fifth anniversary of the issue date. The performance hurdles potentially diminish the value of the options when compared to the options typically issued in the United States. By providing a 10 year option term and six-monthly retesting of the performance hurdles up to the fifth anniversary of the issue date, the MBTSOP will maintain the long term incentive value of the options and therefore the ongoing alignment of the interests of the Managing Board members with those of shareholders.
As outlined above, these terms of the MBTSOP reflect the Company’s aim to transition from the option arrangements that were adopted for the former CEO, to arrangements which represent the best balance between market practice in the United States and in Australia. For the performance hurdles under the MBTSOP, the Company has set more demanding TSR performance requirements for the options, as compared to the option arrangements approved by shareholders for the former CEO. Under those previous option arrangements, 75% of the options vested if the Company’s TSR was equal to the median TSR hurdle. Under the MBTSOP only 50% of the options will vest if the Median TSR is achieved. The performance hurdles for unvested options were retested each month for 2 years under the option arrangements approved by shareholders for the former CEO. Under the MBTSOP the performance hurdles will be retested at 6 month intervals over the 2 year period following the third anniversary of the issue date.
Over the next year, the Company will further review the terms and conditions of the MBTSOP, including the nature of the LTIs, performance hurdles, the retesting provisions and the exercise period. The purpose of this review will be to enhance further the role of future option grants in providing rewards for materially improved Company performance in terms of medium to long term growth and resulting shareholder value.
When options expire
If a member of the Managing Board ceases employment with the Company for any reason, any unvested options granted to them under the MBTSOP will expire immediately, unless the Supervisory Board exercises the discretion set out below in respect of those options.

18 James Hardie

When vested options will expire and become unexercisable is dependent on the circumstances in which a member of the Managing Board ceases employment, as follows:
•	Termination for cause – all of the outstanding vested options will expire and become unexercisable on the date of the dismissal.

•	Termination for death or permanent disability – all of the outstanding vested options will expire and become unexercisable at the earlier of 24 months after the termination or the date they would have expired had the option holder remained employed by the Company. In the event of an option holder’s death or permanent disability, the Supervisory Board may, in its discretion, allow the option to be transferred to and exercised by the option holder’s legal personal representative.

•	Retirement – all of the outstanding vested options will expire and become unexercisable at the earlier of 24 months after retirement or the date they would have expired had the option holder remained employed by the Company.

•	Termination for other reasons – all of the outstanding vested options will expire and become unexercisable at the earlier of 18 months after the termination or the date they would have expired had the option holder remained employed by the Company.
If a member of the Managing Board ceases employment with the Company, or gives notice of their intention to cease employment with the Company, the Supervisory Board may in its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested options held by the member do not lapse, but lapse at the time and subject to the conditions it may specify by notice to the participant, which may include one or more of the following:
•	that the “Performance Period” of an option (being the period from the issue date until the date the Vesting Criteria are tested) is reduced to a period shorter than that specified above under “Vesting Criteria”;

•	that the Vesting Criteria applicable to an option be waived; and

•	that an option which vests in accordance with the terms and conditions specified in the notice, may be exercised within the period specified above in respect of vested options held by a member who ceases employment, or any shorter period specified in the notice.
The Supervisory Board may exercise this discretion, for example, where a member of the Managing Board who holds unvested Options permanently retires.
A member of the Managing Board will be taken to continue as an employee of the Company for the purpose of the MBTSOP if, on ceasing employment with the Company, the Managing Board member automatically commences as a consultant to the Company or a subsidiary in accordance with their employment contract.
Exercise of options
Once vested (and subject to the option expiry provisions), the options can be exercised during any open trading window, if the executive does not have inside information, up to 10 years after the date they are issued.
Under the MBTSOP the exercise price for the options will be the closing price of CUFS traded on ASX on the date the option are issued.
Change in control
Unless otherwise provided by terms of the option grant or any written agreement and subject to the ASX Listing Rules, in the event of a change in control of the Company, the Supervisory Board may provide that all options either:
•	vest in full on the change in control and terminate at the end of the period determined by the Supervisory Board;

•	are assumed or continued in effect in connection with the change in control transaction;

•	are cashed out for an amount equal to the deal consideration per share less the exercise price, or

•	are substituted for similar awards of the surviving corporation.

19 James Hardie

Reconstruction, bonus and rights issues
An entitlement to shares under an option will be adjusted to take account of capital reconstructions and bonus issues as if the option had been exercised before the determination of entitlements in respect of those issues. This is consistent with the ASX Listing Rules.
If there is a rights issue to all Shareholders before an option is exercised, the option exercise price will be reduced in accordance with the formula provided in the ASX Listing Rules.
Amendments to the MBTSOP
As permitted by applicable laws, regulations and listing rules, the Supervisory Board may from time to time suspend, terminate or amend the MBTSOP. To the extent required by applicable laws, regulations and listing rules, any amendments to the MBTSOP are subject to Shareholder approval.
Administration of the MBTSOP
The Supervisory Board has the authority to interpret the MBTSOP and any documents used to evidence options, to determine the terms and conditions of options, and to make all other determinations necessary or advisable for the administration of the MBTSOP.
Any power or discretion which is conferred on the Supervisory Board under the MBTSOP may be delegated by the Supervisory Board to a committee consisting of those directors, other officers, or employees of the Company as the Supervisory Board thinks fit.
Shareholder approval
If the ASX Listing Rules require Shareholder approval for the granting of options, no options will be granted before that approval is obtained.
Initial grant of options
The maximum number of ordinary shares and options for which approval is sought assumes that all of the options offered to members of the Managing Board are granted and subsequently exercised. No loans will be provided by the Company in relation to the issue of shares under the MBTSOP. The following members of the Managing Board are entitled to participate in the Plan: Mr L Gries, Mr RL Chenu and Mr BP Butterfield. It is proposed to grant Mr Gries a maximum of 1,000,000 options, Mr Chenu a maximum of 150,000 options, and Mr Butterfield a maximum of 230,000 options under the MBTSOP.
These options will be issued by no later than 12 months after the passing of this resolution.
Recommendation
The Joint Board believes it is in the interests of Shareholders that the establishment of the MBTSOP and issue of options over ordinary shares in the Company to the members of the Managing Board under the MBTSOP be approved and recommends that you vote in favour of each corresponding resolution.
Resolution 8.(a) – Renewal of authority for the Company to issue shares and grant options
Under Article 4.2 of the Company’s Articles of Association, Shareholders are required to renew the power of the Supervisory Board to resolve upon the issue of shares and the grant of options and for the Supervisory Board to determine the price and further terms and conditions of such share issues. Shareholder renewal will be required no later than five years commencing upon the passing of this resolution.
Recommendation
The Joint Board believes it is in the interests of Shareholders that the power of the Supervisory Board to resolve upon the issue of shares and the grant of options and for the Supervisory Board to determine the price and further terms and conditions of such share issues be renewed. The Joint Board recommends that you vote in favour of the resolution.
Resolution 8.(b) – Renewal of authority for the Company to limit or exclude pre-emptive rights
Under Article 4.4 and 4.2 of the Company’s Articles of Association, Shareholders are required to renew the power of the Supervisory Board to limit or exclude pre-emptive rights. Article 4.4 provides that in the event of an issue of Shares, the Shareholders shall have a pre-emptive right (that is, a right of first refusal) in proportion to the number of Shares held by them. Should a Shareholder not or not fully exercise his or her pre-emptive right, the remaining Shareholders are entitled to the pre-emption rights in respect of the Shares that have not been claimed. If these are not fully exercised, the corporate body authorised to resolve upon the issue of shares decides to whom the Shares which have not been claimed shall be issued and such issue may be made at a higher price.
Article 4.4 also gives the Supervisory Board the power to bind or exclude any pre-emptive rights to which Shareholders are entitled, but only if the General Meeting has granted the Supervisory Board this authority, as well as the authority to resolve to issue shares under article 4.2.
An authority granted by the General Meeting for the purpose of these articles is valid for 5 years. Therefore, Shareholder renewal will be required again no later than five years after the passing of this resolution.

20 James Hardie

Recommendation
The Joint Board believes it is in the interests of Shareholders that the authority to grant the power to the Supervisory Board to limit or exclude pre-emptive rights be renewed, and recommends that you vote in favour of the resolution.
Resolution 9. – Renewal of authority for the Company to acquire its own shares
The Company’s Articles of Association permits the Managing Board to cause the Company to acquire shares in itself for valuable consideration (subject to any additional restrictions under Dutch law) on the condition that the Managing Board has been authorised to do so by the Shareholders. This authorisation will be valid for a maximum period of 18 months.
Additional Dutch law restrictions are that:
(i)	the shares must be fully paid;

(ii)	the Company’s equity minus the purchase price of the buy-back shares must be not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to Dutch law; and

(iii)	the aggregate par value of the buy-back shares to be acquired and the shares already held by the Company and its subsidiary companies must not exceed one-tenth of the issued share capital of the Company.
At the 2004 Annual General Meeting, Shareholders renewed for a further 18 months the 19 July 2002 Shareholder resolution that authorised the Managing Board to cause the Company to enter into share buy-backs (whether as on or off-market purchases):
(i)	for an 18 month period;

(ii)	for up to the maximum amount permitted by Dutch law;

(iii)	for a consideration per share of not less than EUR 0.01; and

(iv)	for not more than 105% of the average closing price in the Company as quoted on the ASX in the five business days preceding the acquisition.
The maximum price of 105% of the average closing price is in keeping with ASX Listing Rule 7.33, which imposes this limit on on-market buy-backs.
Recommendation
The Joint Board believes it is in the interests of Shareholders that the buy-back power under Article 6.1(c) be renewed on identical terms to the July 2002 conditions and recommends that you vote in favour of the resolution.
Resolution 10. – Ordinary Resolution to renew Article 49 takeover provisions
Under Article 49 of the Company’s Articles of Association, offers for shares in the Company which have been made under a proportional takeover scheme must be approved by Shareholders’ resolution in accordance with Article 49. The purpose of proposing this Article for renewing is to ensure that Shareholders have adequate information and time to consider offers for the acquisition of a proportion of their shares.
The main potential advantage to Shareholders is their continued control over the success of such offers for their shares, particularly where control of the Company might pass without payment of a proper premium. It is likely that this control will encourage such offers to be sufficiently attractive to all Shareholders.
Apart from the costs of holding a meeting or postal ballot to approve a proportional takeover offer, and a possible argument that renewing this Article could discourage proportional takeover offers, thereby reducing the speculative element in the price of the Company’s shares, the Directors do not consider that there are any material disadvantages in renewing Article 49.
Article 49 requires renewal every five years.
A copy of the Company’s Articles of Association is available in the Investor Relations area of the James Hardie website at www.jameshardie.com
Recommendation
The Joint Board believes it is in the interests of Shareholders that Article 49 of the Company’s Articles of Association be renewed, and recommends that you vote in favour of the resolution.

21 James Hardie

Resolution 11(a). – Amendments to the Articles of Association
What do the amendments to the Articles of Association relate to?
The directors are proposing certain amendments be made to the Company’s Articles of Association to reflect changes required by the Dutch Civil Code which came into effect on 1 October 2004, to enhance compliance with the Dutch Corporate Governance Code, and to better reflect the location of the Managing Board and Dutch seat of the Company in the Netherlands. Certain other technical amendments relating to terminology are also proposed.
Changes to comply with amendments to the Dutch Civil Code
The following amendments reflect changes in the Dutch Civil Code which came into effect on October 1 2004. These amendments are mandatory to comply with the Dutch Civil Code.
In summary, the substantive changes flowing from the amendments to the Dutch Civil Code relate to:
•	including an approval process so that resolutions of the Managing Board regarding significant changes in the identity or the nature of the Company require the approval of the Supervisory Board and the General Meeting of Shareholders. The approval of the Joint Board (as the relevant board for Australian corporate governance purposes) will also be required for these significant changes;

•	changing the approval process for the remuneration of members of the Managing and Supervisory Boards. The Joint Board currently determines the remuneration of the Members of the Managing Board. Under the proposed change, the Supervisory Board will determine the remuneration, but only within the limits of the remuneration policy for the Managing Board approved by the General Meeting of Shareholders. The Joint Board currently sets the amount of the remuneration of the members of the Supervisory Board within the aggregate maximum sum approved by the General Meeting of Shareholders. Under the proposed changes, the Supervisory Board will set the amount;

•	informing the General Meeting of Shareholders about the manner in which a member of the Supervisory Board nominated for re-election has fulfilled his or her duties;

•	amending the indemnification provisions of the Articles of Association to bring them more in line with current views on the scope of indemnification of directors permitted under Dutch law;

•	including a right for certain shareholders with minimum shareholdings to request that a matter be placed on the agenda of a General Meeting; and

•	changing the provisions relating to “automatic discharge”, which is a Dutch concept. There is a new provision under the Dutch Civil Code relating to the adoption of annual accounts which means there is no longer an automatic discharge of the liability of members of the Managing Board, Supervisory Board and Joint Board. Unlike the amendments referred to above, this amendment is triggered by a change in the Dutch Civil Code on 1 December 2001. Under Dutch law, a “discharge” has the effect that a company cannot hold its directors liable for information that is included in the annual accounts or is otherwise made available by the company. Prior to 1 December 2001, when members adopted annual accounts, this resulted in the automatic discharge of the members of each of the three boards unless the General Meeting determined otherwise. However, as a result of a change to the Dutch Civil Code, there is no longer an automatic discharge of the liability of the members of the three boards. If the board members do wish to seek a discharge, it has to be explicitly requested and put to shareholders as a separate item of the agenda of the Annual General Meeting. As at 1 December 2001 and since that time, the Company had not asked a General Meeting for a discharge, however, in the future if the Company were to change this policy, then the members of the board would need to specifically explicitly request the discharge. This has now been included in the Articles of Association.
Changes to enhance compliance with the Dutch Corporate Governance Code
The Company is seeking to ensure compliance with the Dutch Corporate Governance Code (including recent amendments to it) not only through its charters relating to its board and committee, but also by changing the Articles of Association.
The key changes to enhance compliance with the Corporate Governance Code relate to:
•	generally enhancing the independent character of the Supervisory Board;

•	providing that if a serious bid is made for a business unit or a participating interest and the value of the bid exceeds the specified threshold, then the Managing Board will meet at its earliest convenience to make public its position on the bid and its reasons for that position;

•	providing that at least once a year, the Managing Board will inform the Supervisory Board and the Joint Board about its strategic plan, the general and financial risks and the management and control systems of the Company. The Managing Board will also ask the Supervisory Board and the Joint Board for certain approvals relating to the objective strategies and parameters in which the strategy can be applied (for example, financial ratios);

22 James Hardie

•	including a new retirement schedule for members of the Supervisory Board. A copy of the retirement schedule will be published on the Company’s website;

•	the Supervisory Board will be assisted by the company secretary who is appointed and dismissed by the Managing Board and the Supervisory Board jointly, subject to the approval of the Joint Board. Previously, the Joint Board appointed the Company Secretary;

•	requiring the Supervisory Board to have a profile setting out its size and composition, taking into account the nature of the business of the Company and the desired expertise and background of the members of the Supervisory Board. A copy of this profile will also be published on the Company’s website;

•	the committees of the board will be appointed by the Supervisory Board, rather than Joint Board, as is the current position and the Supervisory Board will approve the charters for its committees. Currently the Joint Board approves the charters for the committees;

•	in relation to “automatic discharge” referred to above, the discharge of liabilities proposal will be separate for the Managing Directors and the Supervisory Directors;

•	providing that the Managing Board and the Supervisory Board after consultation with the Joint Board, will inform the General Meeting in the explanatory notes about all the facts and circumstances relevant to the proposals on the agenda;

•	providing that draft minutes of the General Meeting will be made available to shareholders within three months after the meeting. Minutes will be made available to shareholders by posting them on the website; and

•	providing that the auditor of the company will be invited to attend the Annual General Meeting and may be questioned by the meeting in relation to his report.
Changes relating to the members of the Managing Board being located in the Netherlands
The Company is seeking to reallocate some of the powers of each of the Managing Board, the Supervisory Board and the Joint Board. The proposed reallocation better reflects the location of the Managing Board in the Netherlands, and the enhanced independent character of the Supervisory Board that will result from the proposed amendments to enhance compliance with the Dutch Corporate Governance Code.
The proposed reallocation of powers is as follows:
•	Currently, the Supervisory Board has the power to issue shares. This will be subject to the approval of the Joint Board.

•	The Managing Board (instead of the Joint Board) will be entitled to make calls on shareholders in respect of any part of the nominal value unpaid.

•	The power to call a general meeting to cancel shares will be with the Managing Board, subject to the approval of the Joint Board. Presently, this power is with the Joint Board.

•	The power to issue share certificates will be with the Managing Board instead of the Joint Board. There is a similar amendment in relation to the register of shareholders.

•	The Managing Board will approve notices of general meetings of the Company, instead of the Joint Board.

•	The Supervisory Board will make nominations for members of the Managing Board, instead of the Joint Board.

•	The Managing Board will have the authority to divide the duties between its members and establish Management Rules, instead of the Joint Board.

•	The Supervisory Board will appoint interim members of the Managing Board, instead of the Joint Board.

•	The Managing Board will be entitled to grant powers of attorney on behalf of the Company, instead of the Joint Board.

•	The Supervisory Board will determine the number of members of the Managing Board, instead of the Joint Board.

•	The Supervisory Board will appoint interim members of the Supervisory Board, instead of the Joint Board.

•	The Supervisory Board will have the right to nominate new members of the Supervisory Board for election by the general meeting, instead of the Joint Board.

•	The Joint Board will be responsible for overseeing the general course of affairs of the company, rather than the Joint Board being responsible for both planning and overseeing the general course of affairs of the company.

•	The power to call an extraordinary general meeting will no longer be with the Joint Board. Instead, the Managing Board will make proposals to convene general meetings. These proposals will require the approval of the Joint Board. Individual members of the Joint Board or the Managing Board will no longer be entitled to convene general meetings.

23 James Hardie

•	The power to issue the notice of general meeting will vest in the Managing Board and the Supervisory Board, rather than the Joint Board.

•	The Chair of the Supervisory Board will chair general meetings, rather than the Chair of the Joint Board.

•	The Managing Board may, subject to the approval of the Joint Board, declare distributions out of reserves. Currently, the Joint Board has this power.

•	Power to declare dividends will be with the Managing Board, subject to the approval of the Joint Board. Currently, this power is with the Joint Board.
Amendments to terminology
The directors are proposing that the Articles of Association of the Company be updated by replacing references to “SCH Business Rules” with references to “ASTC Operating Rules”. This change is not material and simply reflects the fact that the ASTC (and its rules) has replaced SCH for the purpose of CUFS.
The proposed amendments to the Articles of Association are numerous. The summary above is a not an all-encompassing list, but rather a summary of the key changes only. All of the changes can be viewed by obtaining a copy of the Articles of Association including proposed amendments and a further explanation as to the background for the amendments from the Company’s registered office at Level 3, 22 Pitt Street, Sydney NSW, Australia, at Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, the Netherlands. Copies will also be available at the Annual Information Meeting and at the Annual General Meeting and from the Investor Relations area of the James Hardie website at www.jameshardie.com.
Recommendation
The Joint Board believes it is in the interests of Shareholders that the proposed amendments to the Company’s Articles of Association be approved, and recommends that you vote in favour of the resolution.
Resolution 11(b). – Procedural authorisations
Under Dutch law, a ministerial declaration of no-objection must be obtained in relation to any amendment to the Articles of Association of the Company, and the amendments must then subsequently be effected by execution of a notarial deed. Authorisation to obtain the ministerial declaration and execute the notarial deed must be specifically provided by Shareholders.
If resolution 11(a) is passed, it will provide the necessary authorisation to members of the Joint and Managing Boards of the Company and De Brauw Blackstone Westbroek N.V., Amsterdam (solicitors for the Company in The Netherlands) to take such action so as to allow the amendments to the Articles of Association which are authorised by Shareholders at the meeting to proceed.
The Joint Board believes it is in the interests of Shareholders that the necessary authorisation to obtain the ministerial declaration and execute the notarial deed be provided, and recommends that you vote in favour of the resolution.
Notice availability
Additional copies of this Notice can be downloaded from the Investor Relations area of our website at: www.jameshardie.com or they can be obtained by contacting the Company’s registrar:
Computershare Investor Services Pty Ltd
Level 2, 60 Carrington Street, Sydney NSW 2000, Australia
or
GPO Box 242, Melbourne, Victoria 8060, Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000
Facsimile: (61 2) 8235 8220
Email: jameshardie@computershare.com.au

24 James Hardie

James Hardie Industries N.V. ARBN 097 829 895

Incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

All correspondence to: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 8060, Australia

Level 2, 60 Carrington Street Sydney NSW Australia

Telephone enquiries: within Australia 1300 855 080 outside Australia +613 9415 4000

Facsimile: within Australia (02) 8235 8220 outside Australia +612 8235 8220

☐Mark Box with an “X” if you have made any changes to your address.
Direction Form
Please complete this form if you want your vote to count at the Annual General Meeting in Amsterdam.
CUFS holders should complete this form as shareholders would ordinarily complete a proxy form or complete electronic copy of Direction Form (please see page 6, Option A 2 of Notice of Meetings).
I/We being a holder/holders of CUFS in James Hardie Industries N.V.(the Company), direct CHESS Depository Nominees Pty Limited (CDN) to vote all the shares in the Company held by it on my/our behalf in respect of each resolution to be considered at the Annual General Meeting to be held in Amsterdam, The Netherlands on Monday, 22 August 2005 and at any adjournment of that meeting, as indicated on this form and to vote or abstain in respect of any procedural resolution as CDN thinks fit.
Notes on completing this Direction Form:
In order to direct CDN how to vote the shares underlying your CUFS holding as at close of business on 19 August 2005 (AEST) in a particular manner, CUFS holders need only place a mark in the relevant box opposite each resolution. Your entire CUFS holding will then be voted in accordance with your direction. If you mark the abstain box for a particular resolution, you are directing CDN not to vote on that resolution.
If no direction is given for a particular resolution, I/We authorise CDN to abstain from voting in respect of my/our entire holding on that resolution.
CUFS holders wishing to apportion their vote must clearly enter the portion to be voted in a particular manner in the relevant box opposite each resolution. This may be done by specifying the number of shares underlying your CUFS holding or percentages of that holding.
If you vote in excess of 100% of your holding for a particular resolution, your vote on that particular resolution will be invalid.
If you mark more than one box for any particular resolution, except to show a portion in the manner discussed above, the vote on that resolution will be invalid.
Notes on signing:
Each CUFS holder must sign this form.
Joint holdings: if a CUFS holding is held in more than one name, each CUFS holder must sign this form.
Companies: only duly authorised officers can sign on behalf of a company.Please indicate the office held by the signatory (ie director and director, or director and secretary or sole director) by signing in the appropriate place.
Power of Attorney: if signing under a power of attorney which has not yet been lodged with Computershare Investor Services Pty Limited, you must attach a certified photocopy of the power of attorney when returning this form.
Notes on lodgement:
In order to be effective, this form, together with the power of attorney or other authority (if any) under which it is signed must be either:
(a)	lodged at the Information Meeting to be held in Wesley Conference Centre at 220 Pitt Street, Sydney, NSW, Australia, commencing at 2.00pm on Friday, 19 August 2005;or

(b)	sent by post in the envelope provided or be posted to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060, Australia or delivered to Level 2, 60 Carrington Street, Sydney NSW Australia, or return it by facsimile to (02) 8235 8220 inside Australia or +612 8235 8220 outside Australia.
You may also complete and lodge at www.computershare.com.au. To use the online facility you will need your Security Holder Number (SRN) or Holder Identification Number (HIN) and your postcode.
Completed Direction Forms must be received no later than 11am (AEST) on Saturday, 20 August 2005.

Voting Direction — see notes on completing this Direction Form

		FOR	AGAINST	ABSTAIN
1.	Receive and adopt annual report and accounts for the financial year ended 31 March 2004

2.	Receive and adopt annual report and accounts for the financial year ended 31 March 2005

3a).	Re-election of Mr M R Brown to the Supervisory and Joint Boards

3b).	Re-election of Mr G J Clark to the Supervisory and Joint Boards

3c).	Re-election of Mr J R H Loudon to the Supervisory and Joint Boards

4a).	Election of Mr L Gries to the Managing Board

4b).	Election of Mr R L Chenu to the Managing Board

4c).	Election of Mr B P Butterfield to the Managing Board

5a).	Renew approval for the SBSP and issue of shares under the SBSP

5b).	Approve participation in SBSP by Ms M Hellicar

5c).	Approve participation in SBSP by Mr J Barr

5d).	Approve participation in SBSP by Mr M R Brown

5e).	Approve participation in SBSP by Mr P S Cameron

5f).	Approve participation in SBSP by Mr G J Clark

5g).	Approve participation in SBSP by M J Gillfillan

5h).	Approve participation in SBSP by Mr J H R Loudon

5i).	Approve participation in SBSP by Mr D G McGauchie

6.	Adopt Managing Board Remuneration Policy

7a).	Approve establishment of MBTSOP and issue of options

7b).	Approve participation in MBTSOP and issue of options to Mr L Gries

7c).	Approve participation in MBTSOP and issue of options to Mr R L Chenu

7d).	Approve participation in MBTSOP and issue of options to Mr B P Butterfield

8a).	Renewal of authority for the Supervisory Board to issue shares and grant options

8b).	Renewal of authority for the Supervisory Board to limit or exclude pre-emptive rights

9.	Renewal of authority for the Company to acquire its own shares

10.	Renew Article 49 takeover provisions for 5 years from the passing of the resolution

11a).	Amendments to the Articles of Association

11b).	Procedural authorisations regarding amendments to the Article of Association
PLEASE SIGN in the box below. This must be signed in accordance with the notes on signing.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

2005
Contact name	Contact Daytime Phone number	Date
Completed Direction Forms must be received no later than 11am (AEST) on Saturday, 20 August 2005. See notes on lodgement.

We want to make it easy for as many James Hardie CUFS holders as possible to ask questions of the company’s Directors or Auditor.
Please use the other side of this form to send us any questions you would like answered at the Annual Information Meeting to be held on Friday, 19 August 2005 in Sydney.
We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders will also be able to ask questions from the floor at the meeting.
We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually.
You can use this form even if you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via the internet on the Investor Relations website at www.jameshardie.com
Fax this form by Thursday 11 August 2005 to:
(61 2) 8274 5217 or (61 2) 8274 5218
Mail this form by Friday 5 August 2005:
using the Business Reply Envelope enclosed

Holders name:

Address:

Securityholder Reference Number or
Holder Identification Number:

Fax this form by Thursday 11 August 2005 to:	Securityholder Reference Number
(61 2) 8274 5217 or (61 2) 8274 5218	or Holder Identification Number:

Mail this form by Friday 5 August 2005:
using the Business Reply Envelope enclosed

Question(s):